UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Executive Summary On April 11, 2018 and December 5, 2018 we sold our 87.59% interest in Stracon GyM and our 73.16% interest in CAM, respectively. As a result, we present those results, as well as the profit from the sale of investments in subsidiaries net of taxes, as discontinued operations in our financial statements. This effect is presented only in the Income Statement, not on the Balance sheet. Also, the subsidiary Adexus has been reclassified as an asset held for sale. Therefore the results of the period are also shown in the discontinued operations line item. For more information, please see note 7 of our 2Q 2019financial statements. CONSOLIDATED QUARTERLY REVENUES (S/ MM) 1,227 20183018 4018 1019 CONSOLIDATED QUARTERLY NET INCOME (S/ MM) 44 945 2019 2Q18  3Q 18  4Q 18 1Q19 -1 2Q 19 -14 -99 ¥' The Group achieved Revenues of Sf 1,629 MM during 2Q 2019, slightly lower than the result obtained in 2Q2018 ¥' Gross Profit amounted to Sf 226 MM in 2Q 2019, a 8.8% increase compared to 2Q2018 ¥' Adjusted EB/TOA was Sf 321 MM in 2Q 2019, 22.4% higher than the result ob- tained in 2Q2018 ¥' A Net Profit of S f 27 MM was registered in 2Q 2019, 195.3% higher than 2Q2018 ¥' Backlog amounted to US$ 1,774 MM as of 2Q 2019 and the recurrent businesses amounted to US$ 745 MM, reaching a total of US$ 2,519 MM, equivalent to 2.22x the annual revenues FINANCIAL DEBT (US$ MM) 715.4673.1633.2 595.5483.1 7 28 43 7 43 43146  98 43 202018 3Q20182018 1Q20192Q2019 •Working Capita I+LeasingProject AnaneeFinancing associated to GSP •Debt fromdividend monetizationCHUBB Debt Graphs above shows the Revenues, Net Income and Financial Debt per quarter since the Second Quarter of 2018.The Revenues and Net Income are comparable with the previous quarters and do not reflect the financial infor mation of the discontinued operations GMD,Stracon,CAM and the assets held for sa le Adex us. 3% REVENUES BY SEGMENT as of 2Q 2019 42 Engineering & Construction •Real Estate -20% 3% EBITDA BY SEGMENT as of 2Q 201981"20%40% 100% •Engineering & Construction    •Ser.,;res    •Infrastructure    •Real Estate NET INCOME BY SEGMENT as of 2Q 2019 202 0% 10% 30% 50% -100% -50% 096 50% 100%  15096 200% 250% •Engineering & Construction Services       Infrastructure  Real Estate Note: The Consolidated Results Reportpresents the accumulated figures as of 2Q 2018 and 2Q 2019_ References made to ''2Q2018'; ''2Q2019 "and "Second Quarter" are made to theperiod of six months fromJanuary 01 toJune 30 of the correspondingyear. Page 2

Consolidated Results On April 11, 2018 and December 5, 2018 we sold our 87.59% interest in Stracon GyM and our 73.16% interest in CAM, respectively. As a result, we present those results, as well as the profit from the sale of investments in subsidiaries net of taxes, as discontinued operations in ourfinancial state- ments. This effect is presented only in the Income Statement, not on the Balance sheet. Also, the subsidiary Adexus has been reclassified as an asset held for sale. Therefore the results of the period are also shown in the discontinued operations line item. For more information, please see note 7 of our 2Q 2019 financial statements. Revenues Revenues for 2Q 2019 reached Sf 1,629 MM, slightly lower than the figure reported at the end of 2Q 2018. On the one hand,the revenues of Engineering and Construction increased mainly due to the increase in the volume of projects under execution. On the other hand, revenues from the Infrastructure area decreased due to the completion of the expa nsion of the Lima Metro and the reduction in revenues from the Real Estate area as a consequence of the lower delivery of traditional housing units compared to 2Q 2018. Gross Profit Consolidated gross profit increased by 8.8%,and the margin increased from 12.3% to 13.9% in 2Q 2019. These results are explained by the increase in profit in the E&C area, offset by the reduction of revenues in the Infrastructure and Real Estate area explained above. Income Statement (Thousands of S/.) 2Q2018 2Q2019 Var % Revenues1,689,244 1,628,982 -3.6% 1 GROSS PROFIT 208,109 226,337 8.8% Administrative expenses (118,667) (94,840) -20.1% Other income and expenses,net 11,091 46,183 316.4% 1 OPERATIONAL INCOME 100,533 177,680 76.7% Financial (expense) income, net (96,606) (44,299)-54.1% Participation in Associates (3,161) (1,757)-44.4% Exchange rate difference (12,241) (29,032) 137.2% PROFIT BEFORE I NCOME TAX (11,475)102,592 -994.0% Income tax (11,941) (54,804) 359.0% Profit from discontinued operations 16,690 (11,925) -171.4% Non-controlling interest (21,662) (8,823) -59.3% NET I NCOME (28,388) 27,040 -195.3%  EBITDA 206,189 279,771 35.7% Adjusted EBITDA 262,093320,919 22.4% Operational Income Administrative expenses for 2Q 2019 reached 5.8% from the revenues compared to 7.0% at the end of 2Q 2018. This decrease is mainly explained by the reduction related to third party servi- ces, legal expenses and the reduction of expenses due to the sale of assets. Additionally, at the end of 2Q 2019, an extraordinary profit was recorded due to the participa-  tion in financing the concessions, partially offset by the impairment in minor investments of the company. As a result, operating income increased 76.7% in 2Q 2019 compared to 2Q 2018, with an im- provement in margins of 6.0% and 10.9%, respectively, as a consequence of the results ex- Financial Debt 2,488, 3251 , 589,343 plained above.Gross Margin12.3% 13.9% Operating Margin 6.0% 10.9% Net Margin -1.7% 1.7% EBITDA Margin 15.5%19.7% Financial Expenses Lower financial expenses in 2Q 2019 are mainly explained by the reduction of debt associated Assets Balance Sheet (Thousands S/.) with GSP and the cancellation of working capital debt for the expansion of Line 1of the Lima Metro, as well as by the financial discount of GSP long-term account receivable due to the re- duction of rates from one period to another. The line of participation in associates reflects the results from the minority investments held by the Group. The exchange rate at the end of 2Q 2019 appreciated compared to the end of 2018 (3.29 vs.] Non Current Assets Total Assets Cu rrent Liabilities Non Current Liabilities Total Liabilities Equity Minority Interests 406,048 386,088 Total Equity  2,500,603  2,780,872TotalLiabilities and Equity 8,328,087 7,220,420 2Q2018 3,587,527 2Q2019 3,205,042 4,740,558 4,015,377 8,328,087 7,220,420 3,331,018 2,420, 118 2,496,466 2,019,430 5,827,484 4,439,548 2,094,555 2,394,784 3.379). The impact on the exchange difference is a consequence of a higher position of assets in dollars generated by the accounts receivable in dollars. The increase in income tax expense is due to the result of 2012 SUNAT's audit in GyM, the de- ferred income tax of the consortiumoperations shows a loss of Sf 11.9 MM from the results of Adexus, an asset held for sa le,compared to Sf . 16.7 MM profit from Stracon GyM, CAM Chile, CAM Servicios and Adexus at the end of 2Q 2018s and different non-deductible expenses. The line of profit from discontinued . Net income Consolidated Net Income in 2Q 2019 was Sf 27 .0 MM, 195% higher than in 2Q 2018. The net margin went from -1.7% in 2Q 2018 to 1.7% in 2Q 2019, explained by the results described above. EBITDA Adjusted EBITDA in 2Q 2019 increased 22.4% compared to 2Q 2018, explained by the operating results described above. Further details on the variations in figures is described in each of the business areas shown next. (Thousands of S/.)
 -102.3% Engineering & Construction lnfrastr ucture Real Estate Holding Consolidado -80,050 1,815 26,279 31,240 18.9% 3,009 -259 -108.6% 258 145 -43.8% -50,504 32,940-165.2%
CAPEX The CAPEX in 2Q2019 in Engineer ing and Construction includes the pur- chase of minor equipment, while at the close of 2Q 2018 it corresponded to the divestment of 87.59% of Stracon GyM sold to Stracon SAC for US$ 76.8 MM. Likewise, at 2Q 2019 79% of CAPEX corresponds to GMP investments in Blocks Ill and IV,9% to Norvial corresponding to the pending construction of the 2nd carriageway to be completed this year and 4% to GyM Ferrovias mainly related to spare parts for rolling stock. Page 3

Consolidated Results Report - 2Q2019

Consolidated Results

<u>Backlog</u>

Consolidated Backlog (US$ 1,774 MM) plus the Recurrent Businesses (US$ 745 MM) make a total backlog of US$ 2,519 MM at the end of 2Q 2019, which represents a ratio of Backlog + Recurring Business / Revenues of 2.22 years.

From the total Backlog registered at the end of 2Q 2019, US$ 637 MM will be executed during 2019, US$ 804 MM during 2020 and US$ 333 MM from 2021 onwards. From the recurrent businesses US$ 109 MM in 2019, US$ 234 MM during 2020 and the remaining in 2021 and the following years.

The recurrent businesses are the Oil and Gas segment and the Norvial toll road.

The main projects we awarded during 2Q 2019 were: in Vial y Vives-DSD, the MAPA contract with Arauco for US$ 112 MM and in GyM, the Structural Construction Contract of the Vistamar Hotel Project for US$ 10 MM.

For further details on the backlog, please go to the appendix page.

Consolidated Backlog
(US$ MM)


2,054
2,138
2,019
2,539
2,519
2,600
2,100
1,600
1,100
600
100
-400
3.00
2.50
2.00
1.50
1.00
662
729
761
759
745
1,392
1,409
1,257
1,781
1,774
1.83
1.84
1.75
2.29
2.22
2Q18
3Q18
4Q18
1Q19
2Q19
Backlog
Recurrent Bussinesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
2Q 2018 vs. 2Q 2019


Real Estate 3%
Engineering & Construction 41%
Infrastructure 56%
Real Estate 3%
Engineering & Construction 48%
Infrastructure 49%

Backlog by Sector
2Q 2018 vs. 2Q 2019


Transport 34%
Mining Projects 9%
Real Estate 7%
Oil and Gas 49%
Transport 23%
Mining Projects 32%
Real Estate 5%
Water and Sewage 0.2%
Oil and Gas 39%

Backlog by Type of Client
2Q 2018 vs. 2Q 2019


Concessions 49%
Private 46%
Public 5%
Concessions 43%
Private 56%
Public 1%

Backlog by Geography
2Q 2018 vs. 2Q 2019


Colombia 8%
Chile 22%
Peru 70%
Colombia 2%
Chile 16%
Peru 82%

Page 4

Grupo Graña y Montero

Consolidated Results Report - 2Q2019

Composition of Indebtedness

Consolidated Financial Debt as of 2Q 2019 amounts to US$ 483.1 MM (S/ 1,589.3 MM).

Of the total debt, US$ 127.0 million corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 313.0 million corresponds to Infrastructure Project finance, which is debt without recourse, with guarantees and cash flows from the project itself.

On the other hand, US$ 43.1 million corresponds to the debt from dividends monetization of Norvial.

The debt at the end of 2Q2019 decreased 23.7% compared to the end of 2018, mainly due to the cancellation of the debt associated to GSP with the capital increase funds, and to the cancellation of the working capital debt of Line 1 of the Lima Metro, due to the completion of the expansion works.

Debt by Business Unit


Norvial dividend monetization 9%
Engineering & Construction 17%
Real Estate 9%
Infraestructure 65%

Debt by Currency


Chilean peso 4%
Soles 77%
US Dollars 19%

Financial Debt (US$ Thousands)

	2Q2018	3Q2018	2Q2018	1Q2019	2Q2019
Working Capital + Leasing	154,937	135,909	118,808	118,514	126,981
Project Finance	365,603	390,014	372,978	356,867	313,025
Financing associated to GSP	145,575	97,526	98,368	76,637	-
Total banking debt	**666,116**	**623,449**	**590,154**	**552,017**	**440,006**
Debt from dividend monetization	42,525	42,889	43,085	43,440	43,077
Total financial debt	**708,641**	**666,337**	**633,239**	**595,458**	**483,083**
CHUBB Debt	6,805	6,805	-	-	-
Total	**715,445**	**673,142**	**633,239**	**595,458**	**483,083**

Maturity of Financial Debt (US$ Thousands)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Other loans	126,227	65,078	-	-	191,305
Leasing	3,829	1,529	3,428	-	8,786
Ferrovías & Norvial Bond Issue	14,738	8,180	27,668	232,407	282,993
Total debt S/.	**144,794**	**74,787**	**31,096**	**232,407**	**483,083**

Page 5

Grupo Graña y Montero
Consolidated Results Report - 2Q2019

Engineering and Construction

The Engineering and Construction Area reflected an increased in revenues of 14.2% in 2Q 2019 compared to 2Q 2018, due to the increase in the volume of projects under execution.

Gross Profit increased by 196.1% in 2Q 2019, increasing the gross margin from 3.8% in 2Q2018 to 9.8% in 2Q 2019, making possible to stabilize the gross margin of the projects under execution. The lower profit recorded in 2Q 2018 was mainly the result of claims and unrecognized costs in the Talara project with Tecnicas Reunidas.

Although administrative expenses increased from S/ 64.6 million to S/ 67.0 million in the 2Q 2019, they represent 6.4% of sales compared to 7% of sales at the end of 2Q 2018.

The line of other income and expenses in 2Q 2018 registers the sale of the stake of GyM in one of its consortiums, while in 2Q 2019 it is explained by the sale of equipment and machinery.

As a consequence of the results explained above, the operating profit increased 299%, achieving an improvement in the operating margin from -2.3% to 3.9%.

Net financial expenses as of 2Q 2019 increased by 16.5%, compared to 2Q 2018 due to interest on the loans to be converted into capital contributions.

In addition, the line participation in associates reflects the minority interest of GyM in Viva GyM.

The increase in the income tax expense is due to the result of the 2012 audit of SUNAT in GyM and the deferred income tax of the consortiums.

The line of Profit from discontinued operations as of 2Q 2018 shows the profit of Stracon GyM, as well as the net profit from the sale of Stracon GyM.

The Net Loss was S/ 10.5 MM in 2Q 2019, with a Net Margin of -1.0%.

EBITDA was S/ 55.5 MM in 2Q 2019, reaching a margin of 5.3%, higher than the margin of 2Q 2018, explained by the operating results described above.

Income Statement (Thousands of S/.)	2Q2018	2Q2019	Var %
Revenues	920,116	1,050,498	14.2%
GROSS PROFIT	**34,850**	**103,187**	**196.1%**
Administrative expenses	(64,566)	(66,993)	3.8%
Other income and expenses, net	8,921	5,216	-41.5%
Profit (losses) from sale of investments	(0)	-	-100.0%
OPERATIONAL INCOME	**(20,796)**	**41,410**	**-299.1%**
Financial (expense) income, net	(18,866)	(21,985)	16.5%
Participation in Associates	(4,522)	(4,063)	-10.2%
Exchange rate difference	(9,249)	(12,227)	32.2%
PROFIT BEFORE INCOME TAX	**(53,434)**	**3,135**	**-105.9%**
Income tax	3,772	(13,378)	-454.6%
Profit from discontinued operations	44,096	-	-100.0%
Non-controlling interest	(2,017)	(296)	-85.3%
NET INCOME	**(7,582)**	**(10,539)**	**39.0%**
EBITDA	**45,533**	**55,510**	**21.9%**

Financial Ratios	2Q2018	2Q2019
Gross Margin	3.8%	9.8%
Operating Margin	-2.3%	3.9%
Net Margin	-0.8%	-1.0%
EBITDA Margin	4.9%	5.3%
Financial Debt	343,582	268,228

Note: On April 11, 2018, we sold our 87.59% stake in Stracon GyM. As a result, we present the results of Stracon GyM, as well as the profit from the sale of investments in subsidiaries net of taxes, as a discontinued operation in our income statement. This effect is only presented on the Income Statement, not in the Balance Sheet.

Revenues (Million of S/.)
2Q 2018 vs 2Q 2019


71
200
850
GMI
GyM
2Q2018
2Q2019

EBITDA (Million of S/.)
2Q 2018 vs 2Q 2019


4
11
42
44
GMI
GYM
2Q2018
2Q2019

Net Income (Million of S/.)
2Q 2018 vs 2Q 2019


1
5
2Q2018
-9
2Q2019
-15
GMI
GYM

Backlog. The Engineering and Construction segment reported a Backlog of US$ 1,283 MM, maintaining almost the same level of backlog as last quarter which will be executed as follows: US$ 505 MM in 2019, US$ 655 MM in 2020 and US$ 112 MM in the following years. The main projects awarded in the second quarter of 2019 are: in Vial y Vives-DSD, the MAPA contract with Arauco for US$ 112 MM and in GyM, the Structural Construction Contract of the Vistamar Hotel Project for US$ 10 MM.

Backlog (Million of US$)
as of 2Q 2019


1,000
500
874
917
783
1,292
1,283
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

Backlog by Type of Contract


Lump SUM
7%
EPC
25%
Unit Prices
68%

Page 6

Revenues Infrastructure revenues decreased 9.9% with respect to the revenues reported in 2Q 2018 mainly explained by the reduction of revenues of the Lima Metro due to the finalization of the expansion works in 2018,partially offset by an increase in the kms travelled,and on the other hand, by the reduction in Conca r's revenues due to lower maintenance works execut ed in the period. Meanwhile, sales in Norvial increased due to the execution of additional works to improve the infrastructure . GMP GMP revenues as of 2Q 2019 were similar to 2Q 2018 going from Sf 269 MM to S/ 274 MM. 58% of GMP revenues correspond to the Exploration and Production {E&P) business, 12% to the Natural Gas Plant,25% to the Storage and Distribution business and 4% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking. E&P revenues as of 2Q 2019 were similar to 2Q 2018. The average price of oil was US$ 68.43/bbl in 2Q 2018 vs US$ 64.93/ bbl in 2Q 2019. This effect was compensated by an increase in the production of barrels per day from 3,669 BPD to 3,854 BPD. The increase in revenues associated with the Natural Gas Plant was explained by higher processing in 2Q 2019 of 29.62 MMCFPD compared to 2Q 2018 of 26.57 MMCFPD. In addi tion,the price of LPG went from US$ 52.28/bbl in 2Q 2018 to US$ 43.17/ bbl in 2Q 2019 and Financial Ratios   2Q2018   2Q2019 the price of HAS {CNG) went from US$ 56.39/bbl in 2Q 2018 to US$ 68.68/bbl in 2Q 2019. GyM Ferrovias due to the end of the expansion of the Line 1of the Lima Metro, partially offset by an in crease in the kms travelled. As of 2Q 2019 84% of the revenues are explained by the recu the income per km travelled from the expansion (PKT3) increased from S/. 5.7 MM to S/. 60.6 MM explained by more km travelled. Norvial Norvial revenues increased 70% from Sf 82.4 MM in 2Q 2018 to S/ 140 MM in 2Q 2019. The increase in revenues is mainly due to the pending construction of the 2nd carriageway that will be completed this year. In addition,the income from lightweight vehicles increased 8% from Sf 16.1MM to S/ 17.4 MM with a 5% increase in the number of vehicles passing through the road. On the other hand, revenues from heavyweight traffic increased 3% from Sf 54.6 MM in 2Q 2018 to Sf 56.1  MM in 2Q 2019,staying the heavyweight vehicles units stable in 2Q 2019 compared to 2Q 2018. The Gross Profit decrease 13.9% compared to 2Q 2018, mainly explained by the completion works of the Lima Metro expansion, which had a positive impact in 2Q 2018, less mainte nance executed by Concar and the increase in costs and materials and royalties associated with the increase in oil production in the wells. Administrative expenses increase 14.7% compared to 2Q 2018, due to an increase in ex penses related to third-party services. asset position generated by the US$ accounts receivable. The net Income reached S/. 55.4 MM, which reflects a decreased of 21.5% compared to 2Q2018, explained by the results described above. The net margin was 7%, lower than the margin of 8% of 2Q 2018. Adjusted EBITDA was Sf 207.4 MM with an EBITDA margin of 26.2% as of 2Q 2019. Of the total EBITDA of the Infrastructure area, 40% corresponds to the Oil and Gas business, 32% to Line 1of the Lima Metro and 24% to Norvial.

Grupo
Graña y
Montero

Consolidated Results Report - 2Q2019

Annex: Notes to the Consolidated Results Report

i) Discontinued Operations

On April 11, 2018 and December 5, 2018 we sold our 87.59% interest in Stracon GyM and our 73.16% interest in CAM, respectively. As a result, we present those results, as well as the profit from the sale of investments in subsidiaries net of taxes, as discontinued operations in our financial statements. This effect is presented only in the Income Statement, not on the Balance sheet. Also, the subsidiary Adexus has been reclassified as an asset held for sale. Therefore the results of the period are also shown in the discontinued operations line item. For more information, please see note 7 of our 2Q 2019 financial statements.

ii) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

iii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

Page 13

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: July 23, 2019